UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hong Kong Highpower Technology, Inc.

File No. 0-52103 - CF#21092

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Hong Kong Highpower Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.2 to a Form 8-K filed on November 5, 2007, as amended by reduced redactions from the same exhibit filed as Exhibit 10.2 to a Form 10-K filed on April 11, 2008.

Based on representations by Hong Kong Highpower Technology, Inc. Issuer, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2 to Form 8-K filed November 5, 2007   through November 2, 2017
Exhibit 10.2 to Form 10-K filed April 11, 2008   through November 2, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry Hindin
Special Counsel